Ironshore Inc.
141 Front Street
Hamilton, HM19
Bermuda

May 5, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Ironshore Inc.
Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-212640)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Ironshore Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-212640), together with all exhibits thereto (the “Registration Statement”).  The Registration Statement was originally filed with the Commission on July 22, 2016.

The Company is requesting the withdrawal of the Registration Statement because it has been acquired by Liberty Mutual Insurance Company and accordingly it will not pursue an initial public offering.  The Company hereby confirms that no securities have been sold pursuant to the Registration Statement.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

The Company understands that, pursuant to Rule 477(b) under the Securities Act, this application for withdrawal will be effective at the time filed with the Commission unless, within fifteen calendar days after the filing, the Commission notifies the Company that the application for withdrawal will not be granted.

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If you have any questions with respect to this matter, please contact Richard Quinlan of the Liberty Mutual Insurance Group at (617) 574-5655.

Very truly yours,

IRONSHORE INC.

By:	/s/ Richard P. Quinlan
	Name:	Richard P. Quinlan
	Title:	General Counsel & Secretary